Exhibit 99.48

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 24, 2011.

3.	Press Release

The Press Release dated March 24, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. published a letter to the shareholders of Capital Gold Corporation.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

March 24, 2011.

SCHEDULE “A”

Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 24, 2011	TSX: TMM

TIMMINS GOLD PUBLISHES OPEN
LETTER TO CAPITAL GOLD SHAREHOLDERS

VANCOUVER, B.C. –Timmins Gold Corp. (TSX:TMM) has published the following open letter to the shareholders of Capital Gold Corporation (AMEX/TSX: CGC) in response to recent statements by the Board of Directors of Capital Gold.

Dear Capital Gold Shareholder:

The Board of Directors of Capital Gold has made various unsubstantiated statements about the comparative attributes of the Timmins proposal versus the Gammon Gold deal.

The Capital Gold Board of Directors argues that Gammon offers a better deal than Timmins. It’s time to take a hard look at the facts.

Yesterday Gammon released its consolidated financial statements for the fiscal year ended December 31, 2010. Timmins recommends that Capital Gold shareholders take a close look at Gammon's results.

IF GAMMON HAS HAD A RECORD YEAR
WHY IS IT NOT ADDING TO ITS CASH POSITION?

Balance Sheet Strength?

Gammon’s cash on hand represents the remaining proceeds of a US$115 million private placement Gammon completed in October 2009. At the end of that quarter, December 31, 2009, Gammon reported that it had US$128 million of cash on hand. As of the end of this latest quarter, December 31, 2010, Gammon had only US$113 million of cash on hand. Gammon's cash has actually declined by 12% over the last fiscal year despite record gold and silver prices over the same period and despite the fact that it benefited from US$8.3 million of cash proceeds from the exercise of stock options. A closer look reveals that as of December 31, 2010, Gammon’s payables exceeded receivables by US$34 million and that Gammon had long term debt of US$27 million. When you combine these liabilities with the US$66 million cash component of Gammon’s proposal to acquire Capital Gold, Gammon’s net cash position – if it succeeded in acquiring Capital Gold – would be negative US$14 million. Gammon has also budgeted US$45 million for exploration in 2011. Based on Gammon’s disclosure, it appears that Gammon will use all of its existing cash and will either need to raise more equity or borrow heavily to meet its current obligations, fund its planned capital expenditures, and close a transaction with Capital Gold.

Incurring negative or nominal free cash flow is not a new occurrence for Gammon. In addition to the negative free cash flow of ($9.6 million) reported in 2010, Gammon reported positive free cash flow of $1.4 million in 2009 and negative ($10.9 million) in 2008.

In addition to what Gammon has disclosed, there are a number of unknowns that Gammon has still not disclosed. For example, Gammon has not disclosed any estimate for restarting operations at its El Cubo mine. But look what Macquarie Equities Research had to say on February 24, 2011: “The restart of the El Cubo Mine will encompass several one-time charges including collective bargaining charges and severance payments, which will likely be realized in Q410.” Gammon has also not accrued any charge for a potential judgment in the ongoing class action lawsuit in Ontario which claims damages for “Reckless Misrepresentation” in connection with Gammon’s C$20 per share, C$200 million bought deal in April 2007. The claim for damages, while not proven, alleges that “as a result of the defendants’ misrepresentations … Class Members purchased Gammon shares pursuant to the Prospectus at substantially inflated prices, and sustained losses when Gammon belatedly disclosed the truth.” Note 14 to Gammon’s December 31, 2010 financial statements also states: "In July 2008 the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.” Do you share the opinion of management?

Strong Management Team with Operating Track Record?

Look closely at the following table from Gammon’s MD&A for the year ended December 31, 2011.

2010 Annual Management’s Discussion and Analysis:

OCAMPO OPEN PIT

	QUARTER ENDED		YEAR ENDED
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Total tonnes mined	9,727,848	8,040,460	35,562,497	31,639,446
Total tonnes mined per day	105,737	87,396	100,171	86,682
Tonnes of ore mined	975,472	670,211	3,621,308	2,727,231
Capitalized stripping and other tonnes	7,362,074	6,357,614	26,226,784	22,910,561
Operating stripping ratio	1.42	1.51	1.85	2.20
Average grade of gold (1)	0.53	0.96	0.54	1.13
Average grade of silver (1)	27	55	30	55
Average grade of gold equivalent (1)	1.06	1.85	1.04	1.96
Average grade of gold equivalent (55:1) (1) (2)	1.03	1.96	1.09	2.12

(1) Grams per tonne.
(2)Average grade of gold equivalent includes silver grades converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The cash costs reported by Gammon are lowered by the stripping and related costs Gammon is capitalizing (rather than expensing as a cash cost of production). Mining operations at the Ocampo open pit required capitalized stripping costs of US$27 million in fiscal 2010 bringing the total capitalized stripping cost to $50.7 million. In 2010, Gammon mined a total of 36.5 million tonnes of material which contained only 3.6 million tonnes of ore. Combining capitalized and non-capitalized stripping would result in a strip ratio of at least 9 to 1. Timmins believes that the cost of sending 9 out of every 10 trucks to the waste dumps has contributed significantly to Gammon’s declining cash balance. Further, stripping has intensified even as Gammon mines lower grade ore. In the first quarter of 2009, 3.7 million tonnes of stripping were capitalized to produce 36,829 ounces of gold and 1,351,300 ounces of silver. By the fourth quarter of 2010, 7.4 million tonnes of stripping were capitalized to produce 29,384 ounces of gold and 1,199,829 ounces of silver.

Adding the Gammon 2010 production cost of $90 million to the capitalized stripping of $27 million produces a total cost of $118 million. The total ounces produced from operations at Ocampo in 2010 were 176,458 gold equivalent ounces. Total costs of $118 million divided by the 176,458 gold equivalent ounces produced in 2010 suggests that Gammon's costs were $669 per gold equivalent ounce.

Combined tonnes of ore from the open pit and underground operations at Ocampo were 4,182,349 tonnes. Total costs of $118 million divided by the total tonnes of ore processed suggests that Gammon's cost per tonne was $28.23.

The questions that Capital Gold management and shareholders should be asking are: “How and when will Gammon bring its significant capitalized stripping back into cash costs?" and "If the stripping is being capitalized why has it continued for the last two years?" and “Why have the average grades at the pit been cut almost in half in the last year from 1.96 g/t gold equivalent to 1.04 g/t gold equivalent and reduced from 4.95 g/t gold equivalent to 4.70 g/t gold equivalent underground?”

Operating Synergies?

Gammon Gold does not have current operations in Northern Sonora where Capital Gold’s El Chanate mine is located. In a March 16, 2011 interview on BNN the CEO of Gammon could not really articulate why Gammon wanted to acquire Capital Gold. The best he could offer was that Gammon has “open pit equipment that comes free at the end of this year that we can readily move to El Chanate." The real question to ask is why won’t Gammon need that equipment at the open pit at Ocampo.

Exposure to Large Resource and Reserve Base at Ocampo and El Cubo?

In 2009, after 115,000 meters of drilling at Ocampo, the Globe and Mail noted that “the result was actually a decrease in ounces” (David Berman, Globe and Mail, March 31, 2010). Gammon’s December 31, 2010 financial statement disclosure confirms that its reserve grades are declining annually.

TIMMINS GOLD’S TRACK RECORD

In contrast to Gammon, Timmins Gold has a track record of delivering on promises and building shareholder value. Timmins Gold’s mission is to combine its regionally based operations and exploration team with the team at El Chanate, improve operations at El Chanate and find new mines by extensively exploring the 165,000 hectares of claims that Timmins Gold has acquired along the Sonora-Mojave megashear between the two mines.

SEND A MESSAGE TO THE CAPITAL GOLD BOARD
THAT YOU WILL NOT SETTLE FOR INFERIOR VALUE

VOTE AGAINST THE GAMMON TRANSACTION NOW
TO PRESERVE YOUR RIGHT TO A BETTER DEAL

We believe that the proposed acquisition of Capital Gold by Gammon undervalues your investment. We believe that Capital Gold stockholders will see significant greater short-term and long-term value through a combination with Timmins Gold.

YOUR VOTE IS IMPORTANT

We urge you to USE THE GOLD PROXY CARD TO VOTE AGAINST the Capital Gold board’s proposal to adopt the plan of merger with Gammon and send a message to the Capital Gold board that it should give proper consideration to all proposals it receives.

Preserve your right to a better deal.

Sincerely,

“Bruce Bragagnolo”

Bruce Bragagnolo
Chief Executive Officer
Timmins Gold Corp.

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.
Please follow the easy instructions on the card you have received in the mail.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.

Important Information

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timminsgold.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This letter contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan, “anticipate,” believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:
Timmins Gold Corp.	Innisfree M&A Incorporated
Bruce Bragagnolo	501 Madison Avenue, 20th Floor
CEO and Director	Shareholders Call Toll-Free: 877-800-5182
604-417-9517	Banks and Brokers Call Collect: 212-750-5833
bruce@timminsgold.com
www.timminsgold.com